Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000 (as amended).

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

AKARI THERAPEUTICS, PLC

(Registered No. 05252842)

Elder House

St Georges Business Park

207 Brooklands Road

Weybridge, Surrey KT13 0TS

+44 (0)1903 706160

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2019

Dear Shareholders of Akari Therapeutics, Plc:

You are cordially invited to attend (and notice is hereby given of) the annual general meeting (the “Annual General Meeting”) of the shareholders of Akari Therapeutics, Plc, (“Akari” or the “Company”), to be held at 2.00 p.m., local time, on June 27, 2019, at Chandos Board Room, First Floor, Chandos House, 2 Queen Anne Street W1G 9LQ for the purpose of considering and, if thought fit, passing the following resolutions:

As Ordinary Business

Resolutions 1 to 12 will be proposed as ordinary resolutions

1.	To receive the reports of the Directors and the accounts for the year ended December 31, 2018, together with the report of the statutory auditor and the strategic report.

2.	To receive and adopt the Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy).

3.	To re-elect Stuart Ungar, M.D., as a Class A Director of Akari as stated in Article 18.2.1 of the Articles of Association of Akari.

4.	To re-elect James Hill, M.D., as a Class A Director of Akari as stated in Article 18.2.1 of the Articles of Association of Akari.

5.	To re-elect David Byrne, as a Class A Director of Akari as stated in Article 18.2.1 of the Articles of Association of Akari.

6.	To re-elect Donald Williams, as a Class A Director of Akari as stated in Article 18.2.1 of the Articles of Association of Akari.

7.	To re-elect Peter Feldschreiber, as a Class A Director of Akari as stated in Article 18.2.1 of the Articles of Association of Akari.

8.	To re-elect Michael Grissinger, as a Class A Director of Akari as stated in Article 18.2.1 of the Articles of Association of Akari.

9.	To re-elect Clive Richardson, as a Class B Director of Akari as stated in Article 18.2.2 of the Articles of Association of Akari.

10.	To ratify the appointment of BDO USA, LLP, as independent registered public accounting firm of Akari for the year ending December 31, 2019.

11.	To re-appoint Haysmacintyre, as statutory auditors of Akari to hold office until the conclusion of the next annual general meeting at which accounts are laid before Akari shareholders.

12.	To authorize the audit committee of the Board of Directors of Akari to fix the statutory auditors’ remuneration.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the Annual General Meeting, and the number of votes which may be cast at the Annual General Meeting, will be determined by reference to the Company’s register of members at 6.30 p.m. (London time) on June 25, 2019 or, if the Annual General Meeting is adjourned, at 48 hours before the time of the adjourned Annual General Meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded. The accompanying Proxy Statement more fully describes the details of the business to be conducted at the Annual General Meeting. After careful consideration, our Board of Directors has unanimously approved the proposals and recommends that you vote FOR each proposal described in the accompanying Proxy Statement.

The Company’s principal executive offices are located at 75/76 Wimpole Street, London W1G 9RT. The UK registered office of Akari Therapeutics, Plc is at Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom). Except as set out in this Notice, any communication with the Company in relation to the Annual General Meeting, should be sent to the Company’s Registrar, SLC Registrars, Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom. No other means of communication will be accepted. In particular, you may not use any electronic address provided within this notice or in any related documents (including the annual report and accounts for the period ended 31 December 2018 or the Form of Proxy) to communicate with the Company.

A copy of the Statutory Accounts (including the Directors’ Remuneration Report and the Directors’ Remuneration Policy) can be accessed by visiting the Akari website at http://investor.akaritx.com/.

Your vote is important. The affirmative vote (on a show of hands or a poll) of shareholders present in person or by proxy in accordance with the requisite majority set forth in the accompanying Proxy Statement is required for approval of Resolutions Nos. 1 through 12. We encourage you to read this proxy statement carefully.

Whether or not you expect to attend the Annual General Meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Company Americas, as depositary, or if your ordinary shares are held of record by a broker, bank or other nominee and you wish to have your votes cast at the meeting, you must obtain, complete and timely return a proxy card issued in your name from that intermediary in accordance with any instructions provided therewith.

By Order of the Board of Directors of
Akari Therapeutics, Plc,

/s/ Ray Prudo

Ray Prudo
Executive Chairman
May 28, 2019

THE AKARI BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE RESOLUTIONS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AKARI AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH RESOLUTION. THE AKARI BOARD OF DIRECTORS RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” EACH SUCH RESOLUTION.

PROXY STATEMENT FOR
2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2019

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Akari Therapeutics, Plc, a public limited company registered in England & Wales (“Akari”, the “Company” or “our”), for use at the Company’s 2019 Annual General Meeting of shareholders to be held at Chandos Board Room, First Floor, Chandos House, 2 Queen Anne Street W1G 9LQ on June 27, 2019, at 2.00 p.m. local time for the purpose of considering and, if thought fit, passing the resolutions specified in the Notice of Annual General Meeting. This proxy statement is being mailed to shareholders on or about May 28, 2019.

For a proxy to be effective, it must be properly executed and dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority)) at the offices of the Company’s registrars, SLC Registrars, Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom (the “Registrars”) so as to be received by 2.00 p.m. local time on June 25, 2019. Each proxy properly tendered will, unless otherwise directed by the shareholder, be voted FOR the proposals subject to a binding vote, FOR the nominees described in this Proxy Statement and at the discretion of the proxy holder(s) with regard to all other matters that may properly come before the meeting.

The Company will pay all of the costs of soliciting proxies. We will provide copies of our proxy materials to the depositary for our American Depositary Shares (Deutsche Bank Trust Company Americas), brokerage firms, fiduciaries and custodians for forwarding to beneficial owners and will reimburse these persons for their costs of forwarding these materials. Our directors, officers and employees may also solicit proxies; however, we will not pay them additional compensation for any of these services. Proxies may be solicited by telephone, facsimile, or personal solicitation.

Shares Outstanding and Voting Rights

Akari is registered in England & Wales and therefore subject to the Companies Act 2006 (the “Companies Act”), which, together with the Articles of Association of the Company (the “Articles”), governs the processes for voting at Annual General Meetings. There are a number of differences between English and U.S. law in relation to voting. At the Annual General Meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded by (a) the chairman, (b) at least five shareholders entitled to vote at the meeting, (c) a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting (excluding any voting rights attached to shares that are held as treasury shares) or (d) a shareholder or shareholders holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting that are held as treasury shares).

Only holders of record of our Ordinary Shares 48 hours prior to the date of this notice (being the latest practicable date before the publication of this document are entitled to receive this notice and only those holders of record of our ordinary shares 48 hours prior to the time of the Annual General Meeting (the “Record Date”) are entitled to vote at the Annual General Meeting. Therefore, if you sell or transfer your Ordinary Shares or interest in the Company prior to the Record Date, your proxy form will no longer be able to be used and if submitted (whether before or after you sell or transfer your Ordinary Shares) will be treated as invalid. Please pass this document together with the accompanying form of proxy to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee will need to contact Dov Elefant, Company Secretary, to request a new proxy form for its use.

On the ADR Record Date (as defined below), 1,585,693,413 ordinary shares were outstanding, of which approximately 1,580,911,829 were held in the name of Deutsche Bank AG London, the nominee of Deutsche Bank Trust Company Americas (the “Depositary”), which issues Company-sponsored American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) which, in turn, each represent one hundred (100) ordinary shares. With respect to all matters to be voted on at the Annual General Meeting, each shareholder present has only one vote unless demand is made for a vote on a poll (in which case each shareholder gets one vote per ordinary share held). The presence, in person or by proxy, of at least two shareholders holding at least 15% of the share capital of the Company as of the Record Date will constitute a quorum for the transaction of business at the Annual General Meeting. At any adjournment of the Annual General Meeting, if a quorum is not present within fifteen minutes from the time appointed for such meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.

 Persons who hold ordinary shares directly on the Record Date (“record holders”) must return a proxy card or attend the Annual General Meeting in person in order to vote on the proposals. Persons who own ordinary shares indirectly on the Record Date through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of ADSs through the Depositary (“beneficial owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from beneficial owners may either vote these shares on behalf of the beneficial owners or return a proxy leaving these shares un-voted (a “broker non-vote”). ADR holders are not entitled to vote directly at the Annual General Meeting, but a deposit agreement dated as of December 7, 2012, as amended (the “Deposit Agreement”), exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of May 13, 2019 (the “ADR Record Date”) are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the ordinary shares so represented. The Depositary has agreed that it will endeavor, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares registered in the name of Deutsche Bank AG London, in accordance with the instructions of the ADR holders. In the event that the instruction card is executed but does not specify the manner in which the ordinary shares represented are to be voted (i.e., by marking a vote “FOR”, “AGAINST” or any other option), the Depositary will vote in respect of each proposal as recommended by the Board which is described in the Notice of Annual General Meeting. Instructions from the ADR holders must be sent to the Depositary so that the instructions are received by no later than 10:00 a.m. New York time on June 18, 2019 (the “Instruction Date”).

The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will be engaged by the Company to send proxy forms to all registered members appearing on that register and to take delivery of completed proxy forms posted to it in accordance with the details above.

Abstentions and broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on a given proposal and therefore will not impact the outcomes of the items on the agenda. The required vote for each of the proposals expected to be acted upon at the Annual General Meeting is described below:

Resolution No. 1 — Receipt of Statutory Accounts for the year ended December 31, 2018.  This proposal will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of the resolution.

Resolution No. 2 – Directors’ Remuneration Report. This proposal will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolutions or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of the resolution.

Resolution No. 3 to No. 9 — Re-election of Directors.  Each director nominated for election or re-election is re-elected if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the resolution vote in favor of such director or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the resolution are voted in favor of such director.

Resolution No. 10 to No. 12 — Ratification of the Appointment of Independent Registered Public Accounting Firm, Re-Appointment of Statutory Auditor and Remuneration of Statutory Auditor.  These proposals will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the resolution vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the resolution are voted in favor of the resolution.

As a result, we encourage you to vote by proxy by mailing an executed proxy card. By voting in advance of the meeting, this ensures that your shares will be voted and reduces the likelihood that the Company will be forced to incur additional expenses soliciting proxies for the Annual General Meeting. Any record holder of our Ordinary Shares may attend the Annual General Meeting in person and may revoke the enclosed form of proxy at any time by:

•	executing and delivering to the company secretary, Dov Elefant, a later-dated proxy; or

•	voting in person at the Annual General Meeting.

Beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or the Depositary, as applicable, for information on how to do so. Generally, however, beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions may do so up until 10:00 a.m. New York Time on the Instruction Date. Beneficial owners who wish to attend the Annual General Meeting and vote in person should contact their brokerage firm, bank or other financial institution holding ordinary shares of Akari on their behalf in order to obtain a “legal proxy” which will allow them to both attend the meeting and vote in person. Without a legal proxy, beneficial owners cannot vote at the Annual General Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf. Record holders of ADSs representing our ordinary shares who wish to attend the Annual General Meeting and vote in person should contact the Depositary (and beneficial owners wishing to do the same should contact their brokerage firm, bank or other financial institution holding their ADSs) to cause their ADSs to be cancelled and the underlying shares to be withdrawn in accordance with the terms and conditions of the Deposit Agreement so as to be recognized by us as a record holder of our ordinary shares.

MATTERS BEING SUBMITTED TO A VOTE OF AKARI SHAREHOLDERS

Akari Resolution No. 1: Statutory Accounts

As a public limited company, it is a requirement under English company law that the Board lay the Company’s report of the Directors and the accounts for the year ended December 31, 2018, together with the report of the Statutory Auditor and the strategic report, before the shareholders at a general meeting (“Statutory Accounts”). The Statutory Accounts have been prepared in accordance with the International Financial Reporting Standards. The Statutory Accounts will be available for download on the Company’s website (http://investor.akaritx.com/). In addition, hard copies of the Statutory Accounts may be obtained by contacting the Company’s investor relations department at Akari Therapeutics, Plc at info@akaritx.com. Shareholders present at the Annual General Meeting will have the opportunity to ask questions relating to the Statutory Accounts.

 Akari Resolution No. 2: Directors’ Remuneration Report

The Companies Act requires that an annual Directors’ Remuneration Report be subject to an annual advisory vote so that shareholders vote, by ordinary resolution. The Board considers that appropriate remuneration plays a vital part in helping to achieve the Company’s overall objectives. The full text of the Directors’ Remuneration Report is contained within the Statutory Accounts which can be found on the Company’s website (http://investor.akaritx.com/).

The Directors’ Remuneration Report gives details of the remuneration paid to the Directors during the year ended December 31, 2018. The vote on the Directors’ Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 2 is not passed.

Akari Resolution Nos. 3 – 9: Re-election of Directors

Under the Company’s Articles of Association, there are three classes of Board members (Class A, Class B and Class C) with each class having a specific office term. James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger and Peter Feldschreiber currently serve as Class A directors; Clive Richardson currently serves as Class B director and Ray Prudo currently serves as a Class C director. James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger and Peter Feldschreiber are up for re-election as Class A directors and Clive Richardson is up for re-election as Class B director.

Class A directors re-elected at the Annual General Meeting will hold office until the 2020 Annual General Meeting, unless they resign or their seats become vacant due to death, removal, or other cause in accordance with the Articles.

Class B directors re-elected at the Annual General Meeting will hold office until the 2021 Annual General Meeting, unless they resign or their seats become vacant due to death, removal, or other cause in accordance with the Articles.

Subject to the matters described below, the following persons have been nominated by the Board to be re-elected as directors at the Annual General Meeting:

James Hill, M.D., age 73, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guys Hospital and became a fellow to The Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by The Royal College of Surgeons in England.

Stuart Ungar, M.D., age 75, has served as a member of our board of directors since September 2015. Dr. Ungar is currently a member of our board of directors. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at The Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC (TDL), a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to The Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of The Royal Society of Medicine and a founder and former Vice-President of The Independent Doctors Federation.

David Byrne, age 59, has served as a member of our board of directors since April 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 60, has served as a member of our board of directors since June 2016. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Alphatec Holdings, Inc., Impedimed Limited and Adhera Therapeutics, Inc. (formerly Marina Biotech, Inc.). Mr. Williams served on the board of directors and is past President and Chairman of the San Diego Venture Group and has served on the board of directors of Proove Biosciences and various charitable organizations in the communities in which he has lived. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 65, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President- Corporate Development, Vice President- Worldwide Business Development & Licensing, as well as Vice President and Head- Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of resTORbio and Atrin Pharmaceuticals. Mr. Grissinger holds a B. Sc. in Chemistry from Juniata College and an MBA from Temple University- Fox School of Business.

Dr. Peter Feldschreiber, age 75, has served as a member of our board of directors since January 2018. Dr. Feldschreiber is dual qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law. Since 2004, Dr. Feldschreiber has been a member of 4 New Square chambers in Lincoln’s Inn. He has over 20 years’ experience in the pharmaceutical industry including 10 years’ as European Medical Director at Proctor and Gamble Limited and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on Safety of Devices, Medicines, and Healthcare Products Regulatory Agency, part of the U.K. government’s Department of Health. Dr. Feldschreiber is General Editor of the Law and Regulation of Medicines (Oxford University Press) and Consultant Editor for the section on Medicinal Products and Drugs in the Fifth Edition of Halsbury’s Laws of England. Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

Clive Richardson, age 54, has served as our Chief Operating Officer and member of our board of directors since September 2015 and as our Interim Chief Executive Officer since May 2018. Prior to that, Mr. Richardson was Head of Operations for Volution, a position he has held from January 2014 until September 2015 and before that he was a consultant to Volution’s predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. Prior to working for Volution and Varleigh, Mr. Richardson served as a member of the board of directors for a range of international healthcare companies, including CIS Healthcare Ltd. and Clinisys Ltd. Mr. Richardson was formerly Head of Equities Research for Investec Bank, and worked as a strategy consultant for L.E.K. Consulting. Mr. Richardson holds an M.A. in Zoology from Trinity College, Oxford University.

Resolution No. 10 Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed BDO USA LLP to serve as our independent registered public accounting firm for the year ending December 31, 2019. The Audit Committee and the Board are requesting, as a matter of policy, that shareholders ratify the selection of BDO USA LLP. The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. Even if the appointment is ratified, the Board may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified, the Board will consider its options.

Resolution Nos. 11 and 12: Re-Appointment of Statutory Auditor and Authority to Fix Remuneration of Statutory Auditor

At every general meeting at which accounts are presented to shareholders, Akari is required to appoint statutory auditors to serve from the end of the meeting until the conclusion of the next general meeting which accounts are laid before Akari shareholders. Haysmacintyre has indicated that it is willing to continue as Akari’s statutory auditor to hold office during this period. You are asked to authorize the Audit Committee to determine their remuneration.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY.